Exhibit 3.56

SECOND AMENDMENT

TO

PARTNERSHIP AGREEMENT DATED AS OF MAY 18, 1981

THIS SECOND AMENDMENT is made and entered into by and between VORWERK USA, INC., a Delaware corporation, and PLAXICON, INC., a California corporation (collectively referred to herein as the “Partners”), in order to amend Section 9 of that certain Partnership Agreement dated as of May 18, 1981 (herein called the “Agreement”), providing for the formation of Plaxicon Company, a California general partnership.

Section 9 of the Agreement is hereby amended to read as follows:

9. Long Term Collateral Financing. Except as otherwise provided in the last sentence of this paragraph, no collateral financing on the Project shall impose personal liability on the Partnership or upon the Partners. Such non-personal liability shall be achieved by obtaining exculpatory language in all bonds, notes and security documents executed and delivered by the Partnership in connection with such collateral financing. Anything contained herein to the contrary notwithstanding, the provisions of this Section 9 shall not apply to any agreements entered into by the Partnership in connection with the financing of the costs of acquiring, constructing and equipping a manufacturing facility in Autauga County, Alabama.

Except as hereinabove set forth, the Agreement as heretofore amended shall remain otherwise in full force and effect until dissolution and termination of the Partnership in accordance with the terms thereof. Likewise, this Amendment shall remain in full force and effect until said dissolution and termination.

IN WITNESS WHEREOF, the Partners have hereunto executed this Amendment as of the 16th day of August, 1988.

PARTNER:		PARTNER:

VORWERK USA, INC.		PLAXICON, INC.

By	/s/ Illegible	By	/s/ Illegible
Title	President	Title	President

ATTEST:	/s/ Illegible	ATTEST:	/s/ Illegible
	Secretary		Secretary

	(Corporate Seal)		(Corporate Seal)